Central Pacific Plaza PO Box 3590 Honolulu Hawaii 96811-3590 Telephone 808-544-0500 Fax Line 808-531-2875

VIA EDGAR AND EMAIL

July 2, 2014

Mr. Gus Rodriguez
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:          Central Pacific Financial Corp.
Form 10-K for Fiscal Period Ended December 31, 2013 (File No. 001-31567)

Dear Mr. Rodriguez,

Central Pacific Financial Corp. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated June 19, 2014 (the “Comment Letter”), regarding the Staff’s review of the Company’s response to the Staff’s May 8, 2014 letter.

The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. The Company respectfully requests an additional five (5) business days to respond to the Comment Letter due to time constraints associated with our quarter end. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than Friday, July 11, 2014.

If you have any questions concerning this letter please do not hesitate to contact me at (808) 544-6881.

Sincerely,

/s/ Denis Isono
Executive Vice President and Chief Financial Officer